Exhibit 99.1

ORRICK, HERRINGTON & SUTCLIFFE LLP
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019-6142

January 24, 2014

Credit Suisse

11 Madison Avenue

New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of pricing supplement no. J356 dated January 21, 2014 relating to Return Notes due February 9, 2015 Linked to the Performance of the STOXX® Europe 600 Basic Resources Index and the European Union Euro relative to the U.S. Dollar (the “Pricing Supplement”), to the product supplement dated March 23, 2012 relating to Return Enhanced Notes (REN) Linked to the Performance of One or More Indices or Exchange Traded Funds or Equity Securities or Exchange Rates or a Basket and Buffered Return Enhanced Notes (BREN) Linked to the Performance of One or More Indices or Exchange Traded Funds or Equity Securities or Exchange Rates or a Basket and Dual Directional Buffered Return Enhanced Notes (DD-BREN) Linked to the Performance of One or More Indices or Exchange Traded Funds or Equity Securities or Exchange Rates or a Basket and Notes Linked to a Weighted Basket of Two or More Return Enhanced Components (the “Product Supplement”), to the prospectus supplement dated March 23, 2012 (the “Prospectus Supplement”) for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated March 23, 2012 (the “Prospectus”) contained in the Company’s Registration Statement (No. 333-180300-03) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material United States Federal Income Tax Considerations” in the Product Supplement and “Material U.S. Federal Income Tax Considerations” in the Pricing Supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to the Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the headings “Material United States Federal Income Tax Considerations” in the Product Supplement and “Material U.S. Federal Income Tax Considerations” in the Pricing Supplement.  By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP